07006959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APR 25 2007
SEC MAIL PROCESSING
WASH, D.C. 185 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 28549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UVEST FINANCIAL SERVICES GROUP Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College Street, 21st Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

201 S. College Street, Suite 2500 (Address) Charlotte, (City) NC (State) 28244 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dan H. Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UVEST Financial Services Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dan H. ARnold
Signature

President and CEO
Title

Notary Public
My Commission Expires March 15, 2009

This report ** contains (check all applicable boxes):

- X☐ (a) Facing Page.
- X☐ (b) Statement of Financial Condition.
- X☐ (c) Statement of Income (Loss).
- X☐ (d) Statement of Changes in Financial Condition.
- X☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UVEST Financial Services Group, Inc. and Subsidiaries

Table of Contents

Grant Thornton

ccountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
UVEST Financial Services Group, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of **UVEST Financial Services Group, Inc.** (a North Carolina corporation) **and Subsidiaries** as of December 31, 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

ι South College Street
te 2500
ırlotte, NC 28244
704.632.3500
704.334.7701
www.grantthornton.com

Grant Thornton

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As described in Note A to the consolidated financial statements, the Company was acquired by LPL Holdings, Inc. on January 2, 2007.

Grant Thornton LLP

Charlotte, North Carolina
March 27, 2007

UVEST Financial Services Group, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2006

Assets	
Cash and cash equivalents	$16,006,046
Receivables	7,187,702
Furniture and equipment, net of accumulated depreciation of $2,728,868	1,820,636
Other assets	881,586
	$25,895,970
Liabilities and Shareholders' Equity	
Liabilities:	
Commissions payable	$13,465,200
Accounts payable	622,659
Capital lease obligations	495,242
Deferred rent	643,266
Other accrued expenses	3,972,139
Total liabilities	19,198,506
Commitments and contingencies (Note C)	
Shareholders' equity:	
Class A voting common stock (1,200,000 shares authorized, 858,650 shares issued and outstanding)	8,587
Additional paid-in capital	205,064
Retained earnings	6,483,813
Total shareholders' equity	6,697,464
	$25,895,970

The accompanying notes are an integral part of this consolidated financial statement.

UVEST Financial Services Group, Inc. and Subsidiaries

Consolidated Statement of Income
For the Year Ended December 31, 2006

Trading income:	
Gross commission revenue	$131,693,140
Less – Clearing charges	(2,732,316)
Net trading income	128,960,824
Other income	13,432,676
	142,393,500
Expenses:	
Commissions	108,343,778
Salaries and wages	16,114,637
Employee benefits	2,891,710
Travel and lodging	1,491,630
Payroll taxes	1,229,026
Rent	672,338
Depreciation and amortization	818,370
Professional services	441,539
Technology	328,328
Supplies	252,232
Telephone	397,210
Postage	361,488
Regulatory fees	355,888
Exchange fees	267,480
Training	162,394
Equipment	127,930
Advertising	119,851
Insurance	189,214
Business development	80,579
Business continuity	47,747
Recruiting	19,186
Internet	61,525
Licensing and registration fees	104,283
Subscriptions and publications	20,535
Other	1,411,561
Net income	$ 6,083,041

The accompanying notes are an integral part of this consolidated financial statement.

UVEST Financial Services Group, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2006

	Class A Voting Common Stock	Additional Paid-in Capital	Shareholder Loans	Retained Earnings	Total
Balance, December 31, 2005	$8,587	$205,064	$(372,900)	$5,661,040	$5,501,791
Net income	0	0	0	6,083,041	6,083,041
Distributions to shareholders	0	0	0	(5,260,268)	(5,260,268)
Shareholder loans forgiven	0	0	372,900	0	372,900
Balance, December 31, 2006	$8,587	$205,064	$ 0	$6,483,813	$6,697,464

The accompanying notes are an integral part of this consolidated financial statement.

UVEST Financial Services Group, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 6,083,041
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	818,370
Deferred rent	38,890
Shareholder loans forgiven	372,900
Changes in assets and liabilities:	
Receivables	(4,193,528)
Other assets	(351,247)
Commissions payable	6,425,999
Accounts payable	399,269
Other accrued expenses	835,547
Net cash provided by operating activities	10,429,241
Cash flows from investing activities – Purchases of furniture and equipment	(1,190,933)
Cash flows from financing activities:	
Increase in capital lease obligations	276,584
Distributions to shareholders	(5,260,268)
Net cash used in financing activities	(4,983,684)
Net increase in cash	4,254,624
Cash and cash equivalents, beginning of year	11,751,422
Cash and cash equivalents, end of year	$16,006,046

The accompanying notes are an integral part of this consolidated financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

UVEST Financial Services Group, Inc., a North Carolina corporation (UVEST or the Company) and Subsidiaries, is a registered broker-dealer that provides full-service and discount brokerage services to customers referred to the Company through arrangements with financial institutions located throughout the United States of America. As a registered broker-dealer, the Company is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note G). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

During 2005, the Company formed a wholly owned subsidiary, UVEST BD-A, LLC, a North Carolina limited liability company (BD-A). On July 1, 2005, BD-A acquired Philadelphia Corporation for Investment Services (PCIS), a corporation formed under the laws of the Commonwealth of Pennsylvania. PCIS is an investment advisor and registered broker-dealer that provides brokerage services to customers located primarily in the Northeastern United States. At the time of purchase, PCIS held no tangible assets or liabilities and was acquired by BD-A for the aggregate purchase price of $100. Under the terms of the purchase agreement, PCIS may be repurchased at any time by its previous owner for the repurchase price of $100. The Company recognizes the commission revenue on all brokerage transactions conducted through PCIS in its consolidated financial statements, as well as the commissions expense paid to the previous owner of PCIS pursuant to a sub-clearing and brokerage services agreement.

During 2005, the Company formed UVEST Asset Management, LLC (UAM), a North Carolina limited liability company and wholly owned subsidiary of the Company. Through UAM, the Company offered investment products to its customers. UAM was the general partner in UVEST Energy Fund, LP, a Delaware limited partnership hedge fund focused primarily on energy market investments. During 2006, the Company liquidated UVEST Energy Fund, LP.

On January 2, 2007, the shareholders of the Company sold all of the issued and outstanding shares of the Company's stock to LPL Holdings, Inc. (LPLH) for cash and shares of common stock from its parent, LPL Investment Holdings Inc. (LPLIH). On January 29, 2007, LPLH contributed an additional $1,500,000 to the Company for additional working capital.

Principles of Consolidation

The consolidated financial statements reflect the activities of the Company and its wholly owned subsidiaries for the year ended December 31, 2006. All significant intercompany transactions and balances have been eliminated.

As of December 31, 2006, the Company has applied, as required, FASB Interpretation No. 46R (FIN 46R) to its investment in PCIS. The Company concluded that PCIS meets the definition of a variable interest entity (VIE). However, based on the provision of FIN 46R, the Company is not required to consolidate PCIS. The Company's maximum exposure to loss as a result of its involvement with PCIS is limited to the Company's recorded investment in this VIE.

Revenue Recognition

The Company is a noncarrying, nonclearing broker-dealer. Commission revenue and the related clearing charges are recorded on the trade-date basis.

Other Income

Included as other income are revenues received from various other products and services sold through the Company's arrangements with financial institutions. These revenues include approximately $4,341,000 in vendor marketing dollars, approximately $2,868,000 in trailer fees and approximately $1,417,000 in net revenue earned through trades processed for other broker-dealers.

Cash and Cash Equivalents

Short-term investments with original maturities of three months or less are considered cash equivalents. The Company's cash balances generally exceed FDIC insurance levels.

Receivables

Receivables include approximately $2,827,000 in trailer fees and approximately $1,172,000 in vendor marketing dollars due from certain product partners.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over their estimated useful life of three to ten years using principally an accelerated method. Additions to furniture and equipment and major improvements or replacements are capitalized. Maintenance and repair costs, which do not improve or extend the useful lives of fixed assets, are charged to expense when incurred. The Company holds capital leases for furniture and equipment, the book value of which totaled approximately $480,000 at December 31, 2006.

Other Assets

Included in other assets is approximately $335,000 in prepaid expenses as well as approximately $226,000 in corporate-owned life insurance policies held by the Company through the UVEST Non-Qualified Deferred Compensation Plan (Note E).

Other Accrued Expenses

Included in other accrued expenses is approximately $1,217,000 related to bonus compensation for employees and shareholders, approximately $1,310,000 in accrued compensation related to the UVEST Financial Services Group, Inc. Phantom Stock Plan (Note E), and approximately $270,000 in accrued benefits related to the UVEST Non-Qualified Deferred Compensation Plan (Note E).

Income Taxes

The Company has elected to be treated as an S corporation for federal and state income tax purposes. As such, shareholders of the Company will report substantially all income or losses of the Company on their individual tax returns. Accordingly, the Company does not provide a provision for income taxes or tax liabilities in its financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (SFAS No. 144). In accordance with SFAS No. 144, long-lived assets to be held and intangible assets with definite lives, are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred by assessing their net realizable values based on estimated undiscounted cash flows over the remaining useful lives. The Company believes that no impairment exists as of December 31, 2006.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were approximately $120,000 for the year ended December 31, 2006.

Note B - Shareholders' Equity

The Class A voting common stock has par value of $0.01 per share. As of December 31, 2006, 1,200,000 shares were authorized and 858,650 were issued and outstanding.

During 2005, the Company repurchased 11,400 shares from a shareholder. These shares were simultaneously sold to certain executive officers. In conjunction with this transaction, the Company provided loans to these executives and recorded the related loans receivable as a reduction in equity. During 2006, the Company agreed to terminate these loans and release the executives from any obligation. Accordingly, these loans receivable were charged to expense in the year ended December 31, 2006.

Note C - Commitments and Contingencies

Leases

The Company leases office space, computer and other equipment under noncancelable capital and operating leases that expire through 2010 and 2013, respectively. Expense relating to these leases amounted to approximately $664,000 in the year ended December 31, 2006. The Company's lease for office space includes an escalation clause and a five-year renewal option at the end of 2013.

Minimum payments, by year and in the aggregate, as of December 31, 2006, were as follows:

	Operating Leases	Capital Leases	Total
Year-end December 31:			
2007	$ 802,340	$ 233,862	$1,036,202
2008	824,404	176,173	1,000,577
2009	847,075	100,979	948,054
2010	870,370	7,217	877,587
2011	894,305	0	894,305
Thereafter	1,863,067	0	1,863,067
Total payments	6,101,561	518,231	6,619,792
Less – Interest	0	(22,989)	(22,989)
Total minimum lease payments	$6,101,561	$ 495,242	$6,596,803

Litigation

The Company is involved in certain litigation arising in the normal course of business. Management's opinion is that the resolution of such litigation will not have a material adverse effect on the Company's financial condition.

Commissions from Insurance Products

Included in commissions revenue is approximately $4,310,000 in commissions earned from the sale of insurance products. Per agreements established with the insurance providers, the Company may be required to refund commissions received in the event of discontinued premium payments by the insured or in the event the insurance provider returns premiums. Management believes that, should these events occur, the effects on the financial statements would be immaterial.

Note D - Deferred Consulting Agreement

In 1992, the Company entered into a consulting and deferred compensation agreement with its Chairman. The agreement provides for monthly payments of approximately $8,000 to begin when the Chairman retires from his full-time position and begins providing business counsel and consulting services to the Company. During 2004, the Chairman elected to retire from his full-time position and begin providing the related business counsel and consulting services. It is assumed that the compensation called for by this agreement represents the fair market value of the services being provided. Such payments will continue until the Chairman's death or the death of his surviving spouse. If the spouse does not survive the Chairman, the Company's obligations will cease upon his death. As of December 31, 2006, approximately $190,000 had been accrued relating to this liability.

Note E - Benefit Plans

The UVEST Retirement Plan (the Plan), which is available to qualified employees of the Company, is a defined contribution plan and provides for matching contributions at the discretion of the Company. The Company's contributions for the current year totaled approximately $351,000.

The Management Stock Bonus Plan (the MSB Plan) has been established to compensate members of management and offer them incentives to continue to use their best efforts on behalf of the Company. The MSB Plan provides participants the opportunity to purchase available shares of the Company's stock at the book value of common shareholders' equity as of the previous fiscal year-end. Shares are made available for purchase under the MSB Plan at the discretion of the Board of Directors. Sale, transfer or other exchange of shares issued under the MSB Plan is restricted for five years after the date of issuance, with the restriction reduced on each anniversary date of issuance by 20%. During the year ended December 31, 2006, no shares were made available or issued under the MSB Plan.

The UVEST Financial Services Group, Inc. Phantom Stock Plan (the Phantom Stock Plan) has been established to compensate members of management and offer them incentives to continue to use their best efforts on behalf of the Company. Under the Phantom Stock Plan, participants may be awarded phantom stock units, which the Company values using a formula based on revenue and net income. Participants may eventually receive cash payments in the amount by which the value of the units at the maturity date exceeds the initial value at the time the units were awarded. The maturity date for each phantom stock unit granted is ten years from the issuance date with a five-year vesting period.

The Company accounts for the Phantom Stock Plan grants in accordance with SFAS No. 123R, "Share-Based Payment," which allows for compensation related to liability-based plans to be recognized over the vesting life of those grants in accordance with the intrinsic value method. For the year ended December 31, 2006, the Company recognized related compensation expense in the amount of approximately $896,000.

In connection with the LPL Transaction (Note A) all unvested shares in the Phantom Stock Plan became fully vested on January 2, 2007 (the change-in-control date). At the same time, in accordance with the Phantom Stock Plan agreement, the share value used to calculate the value of units in the plan was increased to be equivalent to $101 per share—the share value in the LPL Transaction. The pro forma impact of these changes, had they been required to be accounted for in fiscal 2006, would have resulted in an increase in 2006 compensation expense of $1,098,000.

The UVEST Non-Qualified Deferred Compensation Plan (the Compensation Plan), which is available to certain executives of the Company, is a supplemental retirement program that allows these executives to make pretax contributions above amounts allowed in qualified plans. No contributions have been made by the Company since the Compensation Plan's inception. The Compensation Plan has been fully funded to date by participant contributions. Plan assets are invested in Corporate Owned Life Insurance (COLI), which are held by the Company in a Rabbi Trust and accounted for in accordance with EITF Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." As of December 31, 2006, the Company has recorded an asset of approximately $226,000 and a liability of $270,000 related to this plan.

Note F - Related-party Transactions

The Company agreed to provide accounting, payroll processing, computer support and rent for UVEST Mortgage Services, LLC (UMS), a related party through common ownership. During 2006, the Company received approximately $462,000 from UMS for services provided on behalf of UMS and applied those payments against expenses incurred on behalf of UMS.

During 2006, the Company recognized commission revenue of approximately $2,287,000 on transactions conducted through PCIS, as well as commission expense of approximately $1,819,000 paid to the previous owner of PCIS pursuant to a sub-clearing and brokerage services agreement.

Note G - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 (the Rule) that requires the maintenance of minimum net capital, as defined, of $250,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. The Company has elected to compute its net capital requirements in accordance with the aggregate indebtedness method. Under this method, the ratio of aggregate indebtedness to net capital, as defined by the rule, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital, as defined, was $2,381,188, which was $1,101,288 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 8.06 to 1.

Reserve Requirements

The Company is exempt from the SEC's Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule. The Company does not hold customer cash or securities, and the Company does not have balances that would be included in the reserve computation.

Aggregate Indebtedness

As of December 31, 2006, the Company's total aggregate indebtedness, as defined by the Rule, amounted to $19,198,506.

Schedule I – Financial and Operational Combined
Uniform Single Report Part IIA
As of December 31, 2006

Broker or Dealer – UVEST Financial Services Group, Inc. as of December 31, 2006

Computation of Net Capital

1.	Total ownership equity from statement of financial condition		$ 6,697,464
2.	Deduct ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		6,697,464
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition	4,560,443	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		
	E. Total deductions and/or charges		(4,560,443)
7.	Other additions and/or allowable credits – Capital leases		480,337
8.	Net capital before haircuts on securities positions		2,617,358
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities	(236,170)	
	D. Undue concentration		
	E. Other		
10.	Net capital		2,381,188

(Continued)

UVEST Financial Services Group, Inc. and Subsidiaries

Schedule I – Financial and Operational Combined
Uniform Single Report Part IIA
As of December 31, 2006 (continued)

Broker or Dealer – UVEST Financial Services Group, Inc. as of December 31, 2006

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)		1,279,900
12.	Minimum dollar net capital requirement of reporting broker or dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		1,279,900
14.	Excess net capital (line 10 less 13)		1,101,288
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		461,337
16.	Total aggregate indebtedness liabilities	19,198,506	
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19.	Total aggregate indebtedness		19,198,506
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		806

Note: There is no material difference between the computation of net capital in this schedule and that included on the Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2006, as amended.

UVEST Financial Services Group, Inc. and Subsidiaries

Schedule III – Computation of Net Capital – Non-allowable Assets
December 31, 2006

Description	Allowable Assets	Non-allowable Assets	Total
Cash and cash equivalents	$16,006,046	$ 0	$16,006,046
Receivables	5,183,741	2,003,961	7,187,702
Furniture and equipment, net of accumulated depreciation	0	1,820,636	1,820,636
Other assets	145,740	735,846	881,586
Total	$21,335,527	$4,560,443	$25,895,970

Grant Thornton

countants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors of
UVEST Financial Services Group, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **UVEST Financial Services Group, Inc.** (the Company) **and Subsidiaries** for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

1 South College Street
te 2500
arlotte, NC 28244
704.632.3500
704.334.7701
www.grantthornton.com

Grant Thornton

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

Grant Thornton

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
March 27, 2007

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